Table of Contents

Exhibit 4.9

MEMORANDUM OF AGREEMENT

Through this act under private signature, on the one hand TELEMAR NORTE LESTE S/A with corporate headquarters in the city of Rio de Janeiro, State of Rio de Janeiro at Rua General Polidoro No. 99, Botafogo, CEP 22280-001, registered under CNPJ/MF No. 33.000.118/0001-79; TNL PCS S.A. with corporate headquarters in the city of Rio de Janeiro, State of Rio de Janeiro at Rua Jangadeiros no. 48, Ipanema, CEP 22420-010, registered under CNPJ/MF no. 04.164.616/0001-59; BRASIL TELECOM S/A with corporate headquarters in the city of Rio de Janeiro, State of Rio de Janeiro at Rua General Polidoro no. 99, 5th floor, Botafogo, CEP 22.280-001, registered under CNPJ/MF no. 76.535.764/0001-43;14 BRASIL TELECOM CELULAR S/A with corporate headquarters in the city of Brasília (DF) at SIA Sul, ASP, Lote "D", Bloco "B" – Ground floor registered under CNPJ/MF no. 05.423.963/0001-11, herein simply designated as "Oi" and represented in the form of its Articles of Incorporation/By-laws. and on the other hand, CONTAX S/A with corporate headquarters in the city of Rio de Janeiro, State of Rio de Janeiro at Rua do Passeio, 48-56, CEP 20021-290, registered under CNPJ/MF no. 02.757.614/0001-48,  herein simply designated as "Contax"  and represented in the form of its Articles of Incorporation/By-laws, each being referred to singly as "Party  " or jointly as "Parties".

Considerations:

(i).   The Parties  have a "Contact Center" service contract signed on November 30, 2004 along with other contracts that are not the object of this Memorandum.

(ii).  The Parties  are negotiating a new contract to provide services in a definitive manner by regulating the operations listed in Annex I to this Instrument ("Definitive Contract").

(iii).   The Parties  have not reached a consensus in relation to all the terms of the Definitive Contract, but now wish to establish general previous conditions to be applicable to giving and receiving the operations listed in Annex I of this Instrument.

(iv).   Contax  is fully aware that the telecommunications service provided by Oi  by means of a concession given by ANATEL is a service provided under public law regime of a collective interest, and that the provision of "Contact Center" services is essential for the continuity of delivering services in the public regime by Oi.

The Parties  decide by mutual agreement to sign this Memorandum of Agreement, hereinafter referred to as "Memorandum" which is governed by the following terms and conditions:

CLAUSE 1 - OBJECT

1.1. The object of this Memorandum is to establish basic principles and general  conditions  applicable to the services listed in Annex I provided by Contax for Oi, which should be observed by the Parties until the conclusion of the Definitive Contract.

1.2. Despite the deadline to begin production of effects of this Memorandum as provided in clause 3.1 below, the Parties  agree to, immediately after the signing of this Memorandum and at the most up to 120 (one  hundred and twenty) days automatically renewable for equal periods of 120 (one hundred and twenty) days until the maximum period of 1 (one) year, according to the term of Memorandum,  draw up and sign the Definitive Contract, which shall reflect all terms and conditions agreed in this Memorandum.

1.3. The Parties  agree that all the other operations not stated in Annex  I  to this Memorandum  remain regulated, for all purposes of law, by the contract signed between the Parties  on November 30, 2004, which remain valid and effective for these other operations.

1.3.1 It is certain and agreed that until the conclusion of the Definitive Contract, the conditions  provided in the Contract signed between the Parties  on November 30, 2004, not conflicting with those listed in this Memorandum, shall be valid and effective for operations stated in Annex I to this Memorandum.

CLAUSE TWO - ANNEXES

2.1. The following Annexes are an integral and inseparable part of this Memorandum,  as if it were fully transcribed herein, and the Parties  are fully aware of their content:

(a) Annex I - Services under this Memorandum

(b) Annex II - Commercial Terms and Conditions

(c) Annex III - SLA and Quality Indicators

(d) Annex IV - Governance of Technological Infrastructure

(e) Annex V - Governance of Projects, Demands, and Training

(f) Annex VI - Services for Integration of Busbars

(g) Annex VII - Glossary - Terms and Abbreviations used in this Memorandum

2.2. In the case of doubts or discrepancies between the Annexes, the latest version available shall always prevail; and in case of doubts or differences between any of the Annexes and the Memorandum, what is stated in the Memorandum  shall prevail.

CLAUSE THREE - VALIDITY

3.1. This Memorandum  shall enter into force upon signature and shall have effect for a period of 120 (one hundred and twenty) days from January 1, 2011, automatically renewable for equal periods of 120 (one hundred and twenty) days until the maximum term of 1 (one) year or until the signing of the Definitive Contract, whichever occurs first, at which time its term shall end.The Parties may adjust the extension of the term by prior arrangement in writing.

3.2. The Parties  acknowledge and agree that all commercial terms and conditions of this Memorandum, including the SLAs and Quality Indicators set out in Annex II and Annex III, should be maintained and will be an integral part of the Definitive Contract to be signed between the Parties  within 120 (one hundred twenty) days, as stipulated in clause 3.1 above.

3.3. Despite the beginning of the term of this Memorandum  upon its signing, it will only be effective and take effect within the deadlines set forth herein upon approval of this Memorandum  by the competent corporate bodies.

3.4. In the cases of termination of this Memorandum, whether due to the term ending, termination under the terms of item 7.1, accusation, not approval by the competent corporate bodies under the terms of item 3.3 above, or any other reason, the Parties  agree that the services will again be provided and governed, for all purposes of law, under the contract signed between the Parties on November 30, 2004 and its respective additives, without affecting the terms of item 7.2 below, so as not to impact the services provided by Oi  to its end customers.

CLAUSE FOUR - SPECIFIC PROVISIONS

4.1. The Parties  also agree on what follows below:

4.1.1. Bring together to the market an RFP (Request for Proposal) for contracting the network and platform elements for a call center using IP technology (project entitled "IPCC"), and the responsibility being shared between the Parties  for evaluating the technical and commercial proposals. However,  Contax  is who shall pay for the investment and is therefore the owner of such assets and ultimately responsible for them.

4.1 1.1. Contax shall ensure that its contracts with the suppliers for the IPCC project do not contain a clause allowing the assignment of contractual instruments to Oi without costs.

4.1.2. The following elements shall be a part of the front-end service:

(i).           Contax  shall be responsible for defining the front-end customer service solution that it wants to use.

(ii).          Oi  shall provide access to the customer service systems and to the existing services list for integration.

(iii).         The front-end cannot have exclusive functionality, rules, and business processes.

(iv).         The front-end cannot store data (metrics, transactional data, trouble tickets, etc.) that is not replicated in Oi's architecture of systems.

(v).          Oi  shall have unrestricted access to all the information generated by the front-end.

(vi).         The processes, business rules, and customer experience are defined by Oi  and deployed in its customer service systems.

(vii).        Contax  should adapt to the flow of creating new products and services now available in Oi's  corporate architecture (releases, change management, post-production support, monitoring, etc.

(viii).       Oi's customer service systems remain operational to be used without the front-end. Oi's customer service systems should continue allowing the use by any other Call Center.

4.1.3 The existing assets of the ARU  (Audio Response Unit), which are Oi's responsibility, shall become the responsibility and ownership of Contax  under the terms to be negotiated between the Parties  at the signing of the Definitive Contract.

4.1.3.1. It is hereby agreed between the Parties  that the value of such assets will be subject to evaluation by a specialist company agreed between Oi and Contax.

4.1.3.2. The costs with the changes in the technologies of VOICE ARU to DTMF - Dual-Tone Multi-Frequency  for the products Oi Fixo, Oi Velox to Oi Móvel Pós-pago to 3G, as well as the additional costs of increase of derivation to human service, limited to R$ 13,500,000.00 (thirteen million five hundred thousand reais) in 12 (twelve) months after deployment scheduled for March 31, 2011 shall be fully and immediately assumed by Contax  regardless of the Parties  have already closed the conditions mentioned in item 4.1.3 above and the conclusion of the Definitive Contract.

4.1.4. The deployment and maintenance of database remains the responsibility of the Contax along with an interface for the direct access by applications SQL - "Structured Query Language" or BI - "Business Information" with details of each contact made by customers in electronic services - ARU and Human, with the primary key that allows identification of the following variables:

(i).  Telephone identified at contact  and telephone for which service is being requested, both marked with DDD - Direct Long-Distance Dialing.

(ii). Date and time of contact in each of the stages done.

(iii).   Identification of the routes where the call was connected at each stage by codes of vectors, VDNs -''Vector Direct Number" and skills (or similar).

(iv).   Flags indicating each customer service point (including pauses, transfers, and dropouts).

(v).    Enrollment (login) of agents for each stage of the customer service.

(vi).   Marking the ARU port in the case of electronic customer service.

(vii).   Indication of the site and ACD - Automatic Call Distributor used or the supply of a table  that permits identification by means of VDNs (or skills).

(viii).  Ability to monitor the same contact even if the call has been transferred to another ACD.

(ix). Capacity to handle the exact numbers of the ATT regulatory indicators (STFC - Fixed Switched Telephone Service) and SMP4 (SMP - Private Mobile Service) that are related to  measuring the service level.

(x). This summarized specification refers to Avaya's product ECH - "External Call History" and if the provider of the platform technology is changed, then a similar product should be contracted.

4.1.5. The complementary assets that are part of the existing customer service solutions such as CITRIX (licenses and equipment of the metaframe/terminal server solution, as well as the Call  Recording  System  (CRS) assets, which all belong to Oi, shall become the responsibility and ownership of Contax  under the terms to be negotiated between the Parties  at the signing of the Definitive Contract.

4.1.5.1. If new assets are required for providing the services object of the Definitive Contract  beyond those outlined in item 4.1.5 above, these shall be the exclusive responsibility of Contax, not implying, however, any change in the value of the VA.

4.1.6. The Parties  agree that Contax should implement the Quality Survey using ARU for  100% of online customer service operations, object of this Memorandum,  within 120 days after  its signature, despite the deadline to begin the production of the Memorandum's effects as stated in clause 3.1 above. After 3 months of deploying the solution in each operation, the percentage of calls received by the ARU survey should be 95% of calls answered by this operation.

4.1.6.1. The contents of the Quality Survey mentioned above, whose main objective is to measure the level of  customer satisfaction by Oi's customers regarding the Call Center's services, shall be passed on by Oi  to Contax  in accordance with good market practices, where the latter shall be responsible for implementing this survey in the ARU in the frequency to be determined by Oi  without any limitation as stated in the SLA deployment to be defined by the Parties in the Final Contract.

4.1.7. It shall also be agreed between the Parties  that the training costs, whether in new operations, modified operations (change in the original scope), or due to migrations are included in the calculation of VA, and Contax  shall not be able to charge Oi    any amount related to training, while still keeping to what is stated in Annex V, item 1.1 regarding project categories type A and C, as long as the latter has been included in the VA.

4.1.8. Oi  shall be entitled at any time to the unrestricted access to any operational information regarding the services that are the subject matter hereof, including the performance of the customer service operations  or equipment used.

4.1.9. Contax  shall be entitled at any time to unrestricted access to any information regarding the number of Oi  subscribers, which shall be used to determine the VA ("value by access") for invoicing.

CLAUSE FIVE - EXCLUSIVITY IN THE PROVISION OF SERVICES

5.1. The Parties agree that there shall be no exclusivity in the provision of services by Contax  becoming the sole discretion of Oi  the contracting of other companies to provide the same services listed in Annex I beginning January 2012. These contracts, however, may not exceed 10% of Contax's annual revenues in relation to the operations specified in Annex E.

CLAUSE SIX - CONFIDENTIALITY

6.1. The Parties  shall mutually exchange the information they have available and that are necessary to carry out this agreement.

6.2. Each Party  agrees, for itself, its employees, and associates, not to communicate or in any way reveal to third-parties information that is designated as confidential, or so commonly considered, that is received from one Party  to another either in printed, digital, verbal form or otherwise, on the occasion of this agreement.

6.3. The Parties agree to the following items for themselves and their representatives (i.e. directors, officers, employees, technical, commercial, and financial consultants, lawyers, accountants, and agents):

(i). Maintain confidentiality on all information from the other Party  that is not public knowledge at the present date ("Confidential Information"), not transmitting or disclosing any Confidential Information to third parties.

(ii). Not discuss Confidential Information with third parties, neither use, disclose, reveal, or make it available, taking all necessary safeguards and precautions to prevent its unauthorized use for any reason by anyone they have access to. and

(iii). Not use the Confidential Information for any purpose related to those contemplated herein, and not disclose or announce any information about negotiations between the Parties  and the consenting parties.

6.4. The obligations of confidentiality referred to in item 6.3 above shall not apply to the receiving party in the following cases:

(i).   The disclosure of the information has been authorized in writing by the party that it belongs. and

(ii). In the case of the receiving party or its representatives being obligated to disclose any Confidential Information due to law or court or administrative order, the receiving party shall immediately notify the party that owns the information, in writing, in order to give them the opportunity to oppose the disclosure.

6.5. The Parties  declare irrevocably that they shall use the data and information obtained for the purpose of carrying out this Memorandum  and the SLAs and Quality Indicators, solely for the purposes set forth in this Memorandum and the services it stipulates.

6.6. While this Memorandum  is in effect and up to the period of 2 (two) years from the date of its termination, the Parties  agree to treat as confidential the information that to them is mutually communicated in the context of this Memorandum, including SLAs, Quality Indicators, except for Confidential Information of a perennial character, which should be treated as such as long as its status as Confidential continues.

CLAUSE SEVEN - EXTINCTION

7.1. Under the provisions of item 3.4, this Memorandum  may be terminated by Oi  by previously contacting Contax  at least 30 (thirty) days before without the latter having right to claim, compensation, or damages of any nature or for any reason in the following cases:

(i).    Total or partial suspension of services mandated by the competent authority in the face of acts or omission attributable to Contax.

(ii).   Contax not reach the minimum IGQ score (General Index of Customer Service Quality) as established in the Quality SLA of Annex Ill for a period of 6 (six) consecutive months or 8 (eight) non-consecutive months for a period of 1 (one) year in any 3 (three) operations of item 1 of Annex I.

(iii). Partial or total failure by Contax of any clause or condition of this Memorandum and its Annexes that is not remedied within 30 (thirty) days from receipt of notice of default.

(iv).    If the Definitive Contract is not signed within the period specified in item 1.2 above.

7.2. In any event described in item 7.1 above, the assets object of the RFP described in clause 4.1.1 above shall pass over to Oi's ownership, excluding the specific assets to be used by the operators in the Position of Customer Service (computer, phone equipment, and accessories) and Oi  shall pay Contax  the value defined in the books considering depreciation.

7.3. Contax is obligated in the event of termination of the concession to provide Oi's Commuted Fixed Telephone Service (CFTS) to maintain the Definitive Contract and subrogate to ANATEL the rights and obligations thereunder and agrees beforehand that ANATEL may subrogate them to third parties.

7.4. Contax cannot encumber the object of the Memorandum and the Definitive Contract, but the fiduciary transfer is permitted under the terms of § 3 of article 66-B of Law no. 4728 of 07/14/65 of credit rights that it has from the Memorandum or Definitive Contract in favor of Banco Nacional de Desenvolvimento Economico e Social - BNDES (National Economic and Social Development Bank) in lending operations.

Paragraph 1 - If the object contracted is encumbered by court order, Contax  shall promptly inform the court about the condition of an indispensable asset for the continuity of providing services to the public system.

Paragraph 2 - If the object contracted is encumbered by court order, Contax shall notify Oi  and ANATEL within 10 (ten) days of the judicial notification the actions taken.

Paragraph 3 - If the object contracted is encumbered by court order, Contax shall notify Oi  and ANATEL within 10 (ten) days from the date of its confirmation, the replacement of the asset.

CLAUSE EIGHT - ASSIGNMENT OR SUBCONTRACTING

8.1 Neither Party  may assign or transfer all or part of the rights and/or obligations under this Memorandum  without the prior consent in writing from the other Party.  This limitation does not apply to assignments and/or subrogations arising from corporate reorganization of the Parties.  In case of corporate reorganization, the Party  shall notify the other in up to 5 (five) days from the reorganization informing the changes that occurred.

8.2 CONTAX  may subcontract companies that are part of its economic conglomerate, its direct and indirect controlled companies, or those arising from or participating in corporate reorganization, including but not limited to split, merger, or acquisition that does not harm the execution of the object of this Memorandum, which can invoice Oi  directly. In any case of subcontracting, CONTAX  shall remain solely and exclusively responsible for the obligations under this Memorandum  and of the Definitive Contract.

8.2.1CONTAX  should send to Oi a formal document with a list of the companies subcontracted that provide services as the object of this Memorandum, and indicating direct invoicing or not.

CLAUSE NINE - NOVATION

Tolerance, abstention, or omission by any one of the Parties  regarding the exercise of rights and/or powers provided by law or by this Memorandum shall not constitute as a waiving of those rights and/or faculties, nor shall it prevent them from being required and performed at any time regardless of any communication or notification.

CLAUSE TEN - OPERATING COMMITTEE

10.1. Any dispute arising from this Memorandum and from the Definitive Contract shall first be the object to attempt an amicable settlement between the Parties through their managers involved in the day-to-day operations.

10.1.1. The manager responsible for the dissatisfied Party shall expose the controversy in writing to the manager of the other Party.

10.1.2. If the controversy is not resolved within 20 (twenty) working days, or within another period agreed by the Parties, the matter shall be immediately referred in writing to the Operating Committee set up.

10.2. Failing to reach an agreement, the Parties  decide at the outset to establish an Operating Committee, which shall also be provided in the Definitive Contract.  This Committee shall be the decision-maker regarding the items that were not resolved by such managers, meaning that it shall be used for making important decisions that require the intervention/decision of this instance.

10.3. The Operating Committee will meet monthly and shall be made up of leaders (Level 3 Directors) freely appointed by each Party.

10.4. In addition to any disputes to be resolved in the Operating Committee, it shall also considered:

(i)   Presentation by Contax of the operational results in the new model contracted.

(ii)  Discussion of any non-application of penalties by adjusting the IGQ-A result indicators if it did not reach its target exclusively because of Oi, limited to situations such as:

a.      Change of network technology systems or Oi  systems that directly impact the customer service's TMA,   which should be measured and checked.

b.      Changes in customer service due to demands from regulators, DPDC, or any other regulatory, judicial, or legislative body.

c.      Significant change in the level of Anatel indicators of repair and account, SMP2, SMP11,   FCL2 and FCL4 to justify the impact on customer service compared with the historical result and not less than 25% of change.

d.      Approval of changes related to the electronic customer service strategy that impact the customer experience with Oi.

(iii) Any other matter of interest to the Parties.

10.5. If the dispute is not resolved within 30 (thirty) working days of its submission to the Operating Committee set up, or another period agreed by them, the Parties shall refer the dispute in writing to the Executive Committee.

CLAUSE ELEVEN - EXECUTIVE COMMITTEE

11.1. The Parties  agree at the outset to establish an Executive Committee, which should also be provided in the Definitive Contract. This Executive Committee shall be the highest decision-making instance regarding the items that were not resolved in the Operating Committee, or will be used for making important decisions that require the intervention/decision of this instance, besides monitoring the results from the operations in the new model contracted.

11.2. The Executive Committee will meet every other month and shall be made up of leaders (N2 Executive Directors) freely appointed by each Party.

CLAUSE TWELVE - GENERAL PROVISIONS

12.1. The Parties hereby expressly agree that the Memorandum herein decided upon shall be at no charge, and no damages, compensation, or payments of any kind shall be due to either Party in any way whatsoever and under any circumstances.

12.2. It is understood that the Parties shall in no event act in violation of the law and with the generally accepted principles of business as a result of this Memorandum.

12.3. 10.3 Each Party  declares and pledges to the other that it has the authorization and power necessary to enter into and carry out this Memorandum  except the need to approve this Memorandum  by the corporate bodies of Telemar Norte Leste S.A., Contax S.A., and TNL PCS S.A.

12.4. This Memorandum  may be amended or supplemented at any time by written additional agreements as the Parties  may consider this necessary. The validity of the modification or addition depends upon the specific written instrument, duly signed by authorized representatives of the Parties.

12.5. This Memorandum  is signed by the Parties  considering the set of all its clauses, terms, and obligations so that if for any reason any clause, sub-clause, or provision of this Memorandum  is considered void, invalid, or unenforceable, it is expressly established that with respect to the other provisions, they shall remain in full force and effect, and the Parties shall carry out negotiations in order to replace the invalid and unenforceable provision with one that will achieve the purpose and effects previously expected and desired.

12.6. This Memorandum  commits the Parties  and their successors for any reason.

12.7. The  Parties  shall take all reasonable steps in their power to facilitate execution by the other Party of its future contractual obligations.

12.8. The obligations under this contract are subject to specific execution under applicable Brazilian legislation without prejudice to any other remedy provided herein or by law.

12.9. Independent of the obligation of the Parties to carry out this Memorandum  and/or the Definitive Contract, it is exclusively Oi's responsibility to dictate the processes and rules of its business, to which Contax shall adapt to and meet the deadline agreed (or to be agreed) between the Parties.

12.10. It will be up to Contax to elaborate the strategy for its electronic customer service. This strategy can only be implemented if Oi  gives its prior and written consent through one of its managers that it appoints.

CLAUSE THIRTEEN - FORUM

The court elected shall be the Central Court of the city of Rio de Janeiro/RJ as competent to resolve all issues arising from this Memorandum  and its execution, with the exclusion of any other, as privileged as it may be.

Having agreed and mutually entered into this contract, the Parties  sign this Memorandum in 2 (two) identical copies, for a single effect in the presence of the two witnesses below.

Rio de Janeiro - December 10, 2010.

Name: Maxim Medvedovsky

Position: Customer Relations Director

Name: Abel Amaral Camargo Júnior

Position: Customer Service Director

Name: Eduardo Noronha

Position: Chief Operating Officer

Name: Michel Sarkis

Position: Chief Financial Officer

Witnesses:

Name: Rosangela S. Duarte Collares

CPF: 645,509,901-04

Name: Gustavo Peres Panzetti

CPF: 169,470,048-88